Exhibit 99.2

LUDA TECHNOLOGY GROUP LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIX MONTHS ENDED JUNE 30, 2026 COMPARED TO SIX MONTHS ENDED JUNE 30, 2025

(Stated in U.S. dollar (“$”))

Overview

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. We have established an operation history since 2004. We are headquartered in Hong Kong with manufacturing base in Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries.

For the six months ended June 30, 2026 (“1H2026”) and 2025 (“1H2025”), total revenue was approximately $11.8 million and $17.1 million, respectively. Our gross profit and net loss were approximately $2.2 million and $3.6 million, respectively, for 1H2026, as compared to our gross profit and net loss of approximately $1.4 million and $0.4 million, respectively, for 1H2025.

Our Operating Segments

We organize and report our business in two operating segments, being (i) Hong Kong Trading; and (ii) PRC Manufacturing. Hong Kong Trading mainly represents trading of flanges and fittings products sourced from suppliers. PRC Manufacturing is the largest business segment of the Company that contributes approximately 63.7% and 75.0% of the total revenue in 1H2026 and 1H2025, respectively and represents trading and manufacturing of our inhouse flanges and fittings products. We present segment information after elimination of inter-company transactions.

	For the six months ended June 30,
	2026	2025
Revenue
— Hong Kong Trading	$4,305,863	$4,285,149
— PRC Manufacturing	8,072,536	13,132,709
Elimination of internal transaction	(530,433)	(289,945)
Total Revenue	$11,847,966	$17,127,913

Cost of sales
— Hong Kong Trading	$3,189,916	$3,385,002
— PRC Manufacturing	7,004,754	12,571,446
Elimination of internal transaction	(586,977)	(271,408)
Total Cost of sales	$9,607,693	$15,685,040

Gross Profit
— Hong Kong Trading	$1,115,947	$900,147
— PRC Manufacturing	1,067,782	561,263
Elimination of internal transaction	56,544	(18,537)
Total Gross Profit	$2,240,273	$1,442,873

Results of Operations

Comparison of IH2026 and 1H2025

The following table sets forth the consolidated results of our operations for IH2026 and 1H2025, respectively:

	For the six months ended June 30,
	2026	2025
Revenue	$11,847,966	$17,127,913
Cost of sales	(9,607,693)	(15,685,040)
Gross profit	2,240,273	1,442,873

Operating expenses:
Selling expenses	$(810,588)	$(869,839)
General and administrative expenses	(1,666,955)	(1,046,452)
Research and development expenses	(380,722)	(461,613)
Total operating expenses	(2,858,265)	(2,377,904)
Loss from operations	(617,992)	(935,031)

Other (expenses) income
Interest expenses	(251,203)	(260,379)
Other (expenses) income, net	(3,050,777)	862,098
Total other (expenses) income, net	(3,301,980)	601,719

Loss before income taxes	(3,919,972)	(333,312)
Income tax benefits (provision)	270,554	(87,856)
Net loss	$(3,649,418)	$(421,168)
Other comprehensive income
Foreign currency translation adjustment	648,510	209,451
Comprehensive loss	$(3,000,908)	$(211,717)

Weighted average number or ordinary shares:
Basic and diluted	22,690,000	22,690,000
Loss per share:
Basic and diluted	$(0.16)	(0.02)

About Non-GAAP Financial Measure

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of changes in unrealized fair value (loss) profit on investments of listed equity securities, the adjustment are non-cash and we believe it is not reflective of our main business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for our superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliation of non-GAAP financial measure to U.S. GAAP financial measure is set forth in the following table:

	For the six months ended June 30,
	2026	2025
Net loss	$(3,649,418)	$(421,168)
Adjustment for unrealized fair value loss (profit) on investment	3,118,350	(633,238)
Adjusted net loss (non-GAAP)	$(531,068)	(1,054,406)

Weighted average number of ordinary shares:
Basic and diluted	22,690,000	22,690,000
Loss per share:
Basic and diluted	$(0.02)	$(0.05)

Revenue

Revenue decreased by approximately $5.3 million or 30.8% from approximately $17.1 million in 1H2025 to approximately $11.8 million in 1H2026, mainly because of the decrease in sales by PRC Manufacturing segment to customers. Revenue generated by PRC Manufacturing segment represented approximately 63.7% and 75.0% of the total revenue of the Company in 1H2026 and 1H2025, respectively.

Cost of Sales

Cost of sales consists primarily of cost of materials, direct labor costs and overhead costs. Our cost of sales decreased by approximately $6.1 million, or 38.7% in 1H2026 as compared with 1H2025. The decrease was mainly attributed to a reduction in cost of materials, which was in line with the decline in revenue.

Gross profit

Our total gross profit increased by approximately $0.8 million or 55.3% from approximately $1.4 million for 1H2025 to approximately $2.2 million for 1H2026. The increase in total gross profit was driven by the increases in our gross profit margin. Our gross profit margin increased from approximately 8.4% in 1H2025 to approximately 18.9% in 1H2026.

Total operating expenses

Selling expenses

Selling expenses represented approximately 6.8% and 5.1% of total sales in 1H2026 and 1H2025, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses. The decrease in selling expenses by approximately $0.06 million in 1H2026 was mainly attributable to decrease in sales commissions. The selling expenses as a percentage of total sales increased primarily because the decline in total sales exceeded the decrease in selling expenses.

General and administrative expenses

General and administrative expenses are mainly management and office salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries and bonus, transportation and entertainment, statutory audit fees, bank charges and other office expenses incurred. The increase in general and administrative expenses by approximately $0.6 million in 1H2026 was mainly attributable to increase of management and office salaries by approximately $0.6 million in 1H2026.

Research and Development expenses

Our research and development expenses mainly comprised materials used for research and development, salaries for research employees, contract services and supplies attributable to the development of new products as well as improvements in existing processes. The decrease in research and development expenses by approximately $0.08 million in 1H2026 was mainly attributable to cost-control measures implemented in response to the decline in revenue.

Other (expenses) income

Other (expense) income, net

Other expense, net was approximately $3.1 million in 1H2026, compared to other income, net of approximately $0.9 million in 1H2025. The change from other income, net to other expense, net was primarily attributable to an unrealized fair value loss on investments recognized during 1H2026. The fair value of the Company’s investments of listed equity securities decreased by approximately $3.1 million during the period, which adversely affected its net loss for the period.

Net Loss

We recorded a net loss of approximately $3.6 million for the 1H2026, as compared to a net loss of approximately $0.4 million for the 1H2025. Such increase in net loss was due to the reasons as discussed above, particularly the recognition of other expense, net arising from an unrealized fair value loss on investments of approximately $3.1 million in 1H2026. Excluding this non-operating fair value adjustment, the Company’s operating performance remained generally stable. As a result of the increased net loss, the net loss margin widened from approximately 2.5% in 1H2025 to approximately 30.8% in 1H2026.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Luda’s strategic and operational plans, contain forward-looking statements. Luda may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Luda’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Luda’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Luda undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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